BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

SUITE 1440

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 12, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Dear Mr. Rosenberg:

The purpose of this letter is to respond to your letter dated March 29, 2010 concerning Berkshire’s accounting for repurchase agreements, securities lending transactions and other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. Our specific responses to your inquiries are as follows:

During the three year period ending December 31, 2009, we did not enter into any repurchase agreements involving financial assets which were accounted for as sales in our consolidated financial statements.

As of December 31, 2006, certain Berkshire subsidiaries had entered into a limited amount of repurchase agreements that were being accounted for as financing transactions. As of December 31, 2006, the balance of securities sold under these agreements to repurchase was approximately $600 million and was reflected as a component of other liabilities in our consolidated financial statements. These liabilities were repaid in full during the third quarter of 2007.

During the three year period ending December 31, 2009, we did not engage in any securities lending transactions that were accounted for as sales or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets that were accounted for as sales pursuant to the guidance in ASC 860 then in effect.

Finally, we did not offset financial assets and liabilities in the balance sheet when the right of offset did not exist.

Please contact me if you have any questions at (402) 978-5423. Thank you.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President and Chief Financial Officer

CC:	Daniel J. Jaksich, Vice President and Controller
Mr. Gus Rodriguez, Accounting Branch Chief